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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                          (AMENDMENT NO. ___________)*

                    Occupational Health + Rehabilitation Inc
--------------------------------------------------------------------------------
                                (Name of Issuer)
                     Common Stock, $.001 Par Value Per Share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    674617105
                             ----------------------
                                 (CUSIP Number)

                                Mr. Scott Matson
                              Partech International
                        50 California Street, Suite 3200
                         San Francisco, California 94111
                                 (415) 788-2929
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                November 6, 1996
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

         Check the following box if a fee is being paid with the statement[ ].(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

         NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).






                                  SCHEDULE 13D


------------------------------------        ------------------------------------
CUSIP NO.     674617105                     PAGE  2  OF  81 PAGES
          -----------------                      ---     ---
------------------------------------        ------------------------------------

---------- ---------------------------------------------------------------------
    1      NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Axa U.S. Growth Fund, LLC
---------- ---------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)[ ]
                                                                         (b)[X]

---------- ---------------------------------------------------------------------
    3      SEC USE ONLY


---------- ---------------------------------------------------------------------
    4      SOURCE OF FUNDS*

           WC, AF
---------- ---------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED         [ ]
           PURSUANT TO ITEMS 2(d) or 2(e)

---------- ---------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           Cayman Islands
---------------------------- -------- ------------------------------------------
                                7     SOLE VOTING POWER
                                                        -0-
         NUMBER OF
                             -------- ------------------------------------------
          SHARES                8     SHARED VOTING POWER
       BENEFICIALLY                                     86,667
         OWNED BY
                             -------- ------------------------------------------
           EACH                 9     SOLE DISPOSITIVE POWER
         REPORTING                                      -0-
          PERSON
                             -------- ------------------------------------------
           WITH                10     SHARED DISPOSITIVE POWER
                                                        86,667

---------------------------- -------- ------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           86,667
---------- ---------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN   [X]
           SHARES*

---------- ---------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           5.2%
---------- ---------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON *
                                      OO

---------- ---------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.







                                  SCHEDULE 13D


------------------------------------        ------------------------------------
CUSIP NO.     674617105                     PAGE  3  OF  81 PAGES
          -----------------                      ---     ---
------------------------------------        ------------------------------------

---------- ---------------------------------------------------------------------
    1      NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           PAX V, LLC
---------- ---------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) [ ]
                                                                        (b) [X]

---------- ---------------------------------------------------------------------
    3      SEC USE ONLY


---------- ---------------------------------------------------------------------
    4      SOURCE OF FUNDS*

           AF
---------- ---------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED         [ ]
           PURSUANT TO ITEMS 2(d) or 2(e)

---------- ---------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           Cayman Islands
---------------------------- -------- ------------------------------------------
                                7     SOLE VOTING POWER
                                                        -0-
         NUMBER OF
                             -------- ------------------------------------------
          SHARES                8     SHARED VOTING POWER
       BENEFICIALLY                                     86,667
         OWNED BY
                             -------- ------------------------------------------
           EACH                 9     SOLE DISPOSITIVE POWER
         REPORTING                                      -0-
          PERSON
                             -------- ------------------------------------------
           WITH                10     SHARED DISPOSITIVE POWER
                                                        86,667

---------- ---------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                      86,667

---------- ---------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN   [X]
           SHARES*

---------- ---------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                      5.2%

---------- ---------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON *
                                      OO

---------- ---------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.





                                  SCHEDULE 13D


------------------------------------        ------------------------------------
CUSIP NO.     674617105                     PAGE  4  OF  81 PAGES
          -----------------                      ---     ---
------------------------------------        ------------------------------------

---------- ---------------------------------------------------------------------
    1      NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           U.S. Growth Fund Partners C.V.

---------- ---------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) [ ]
                                                                        (b) [X]

---------- ---------------------------------------------------------------------
    3      SEC USE ONLY


---------- ---------------------------------------------------------------------
    4      SOURCE OF FUNDS*

           WC, AF
---------- ---------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED         [ ]
           PURSUANT TO ITEMS 2(d) or 2(e)

---------- ---------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           Netherlands Antilles
---------------------------- -------- ------------------------------------------
                                7     SOLE VOTING POWER
                                                        -0-
         NUMBER OF
                             -------- ------------------------------------------
          SHARES                8     SHARED VOTING POWER
       BENEFICIALLY                                     173,334
         OWNED BY
                             -------- ------------------------------------------
           EACH                 9     SOLE DISPOSITIVE POWER
         REPORTING                                      -0-
          PERSON
                             -------- ------------------------------------------
           WITH                10     SHARED DISPOSITIVE POWER
                                                        173,334

---------- ---------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                      173,334

---------- ---------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN   [X]
           SHARES*

---------- ---------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                      9.9%

---------- ---------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON *
                                      PN

---------- ---------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.








                                  SCHEDULE 13D


------------------------------------        ------------------------------------
CUSIP NO.     674617105                     PAGE  5  OF  81 PAGES
          -----------------                      ---     ---
------------------------------------        ------------------------------------

---------- ---------------------------------------------------------------------
    1      NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           PAR V V.O.F.
---------- ---------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) [ ]
                                                                        (b) [X]

---------- ---------------------------------------------------------------------
    3      SEC USE ONLY


---------- ---------------------------------------------------------------------
    4      SOURCE OF FUNDS*

           AF
---------- ---------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED         [ ]
           PURSUANT TO ITEMS 2(d) or 2(e)

---------- ---------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           Netherlands Antilles
---------------------------- -------- ------------------------------------------
                                7     SOLE VOTING POWER
                                                        -0-
         NUMBER OF
                             -------- ------------------------------------------
          SHARES                8     SHARED VOTING POWER
       BENEFICIALLY                                     173,334
         OWNED BY
                             -------- ------------------------------------------
           EACH                 9     SOLE DISPOSITIVE POWER
         REPORTING                                      -0-
          PERSON
                             -------- ------------------------------------------
           WITH                10     SHARED DISPOSITIVE POWER
                                                        173,334

---------- ---------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                      173,334

---------- ---------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN   [X]
           SHARES*

---------- ---------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                      9.9%

---------- ---------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON *
                                      PN

---------- ---------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.







                                  SCHEDULE 13D


------------------------------------        ------------------------------------
CUSIP NO.     674617105                     PAGE  6  OF  81 PAGES
          -----------------                      ---     ---
------------------------------------        ------------------------------------

---------- ---------------------------------------------------------------------
    1      NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Double Black Diamond II, LLC

---------- ---------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) [ ]
                                                                        (b) [X]

---------- ---------------------------------------------------------------------
    3      SEC USE ONLY


---------- ---------------------------------------------------------------------
    4      SOURCE OF FUNDS*

           WC, AF
---------- ---------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED         [ ]
           PURSUANT TO ITEMS 2(d) or 2(e)

---------- ---------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           Cayman Islands
---------------------------- -------- ------------------------------------------
                                7     SOLE VOTING POWER
                                                        -0-
         NUMBER OF
                             -------- ------------------------------------------
          SHARES                8     SHARED VOTING POWER
       BENEFICIALLY                                     16,667
         OWNED BY
                             -------- ------------------------------------------
           EACH                 9     SOLE DISPOSITIVE POWER
         REPORTING                                      -0-
          PERSON
                             -------- ------------------------------------------
           WITH                10     SHARED DISPOSITIVE POWER
                                                        16,667

---------- ---------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                      16,667

---------- ---------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN   [X]
           SHARES*

---------- ---------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                      1.0%

---------- ---------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON *
                                      OO

---------- ---------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.








                                  SCHEDULE 13D


------------------------------------        ------------------------------------
CUSIP NO.     674617105                     PAGE  7  OF  81 PAGES
          -----------------                      ---     ---
------------------------------------        ------------------------------------

---------- ---------------------------------------------------------------------
    1      NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Almanori Limited
---------- ---------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) [ ]
                                                                        (b) [X]

---------- ---------------------------------------------------------------------
    3      SEC USE ONLY


---------- ---------------------------------------------------------------------
    4      SOURCE OF FUNDS*

           WC, AF
---------- ---------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED         [ ]
           PURSUANT TO ITEMS 2(d) or 2(e)

---------- ---------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           British Virgin Islands
---------------------------- -------- ------------------------------------------
                                7     SOLE VOTING POWER
                                                        -0-
         NUMBER OF
                             -------- ------------------------------------------
          SHARES                8     SHARED VOTING POWER
       BENEFICIALLY                                     6,665
         OWNED BY
                             -------- ------------------------------------------
           EACH                 9     SOLE DISPOSITIVE POWER
         REPORTING                                      -0-
          PERSON
                             -------- ------------------------------------------
           WITH                10     SHARED DISPOSITIVE POWER
                                                        6,665

---------- ---------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                      6,665

---------- ---------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN   [X]
           SHARES*

---------- ---------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                      0.4%

---------- ---------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON *
                                      CO

---------- ---------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.







                                  SCHEDULE 13D


------------------------------------        ------------------------------------
CUSIP NO.     674617105                     PAGE  8  OF  81 PAGES
          -----------------                      ---     ---
------------------------------------        ------------------------------------

---------- ---------------------------------------------------------------------
    1      NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Randy Scherago

---------- ---------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) [ ]
                                                                        (b) [X]

---------- ---------------------------------------------------------------------
    3      SEC USE ONLY


---------- ---------------------------------------------------------------------
    4      SOURCE OF FUNDS*

           AF
---------- ---------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED         [ ]
           PURSUANT TO ITEMS 2(d) or 2(e)

---------- ---------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           USA
---------------------------- -------- ------------------------------------------
                                7     SOLE VOTING POWER
                                                        -0-
         NUMBER OF
                             -------- ------------------------------------------
          SHARES                8     SHARED VOTING POWER
       BENEFICIALLY                                     260,001
         OWNED BY
                             -------- ------------------------------------------
           EACH                 9     SOLE DISPOSITIVE POWER
         REPORTING                                      -0-
          PERSON
                             -------- ------------------------------------------
           WITH                10     SHARED DISPOSITIVE POWER
                                                        260,001

---------- ---------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                      260,001

---------- ---------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN   [X]
           SHARES*

---------- ---------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                      14.2%

---------- ---------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON *
                                      IN

---------- ---------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.







                                  SCHEDULE 13D


------------------------------------        ------------------------------------
CUSIP NO.     674617105                     PAGE  9 OF  81 PAGES
          -----------------                      ---     ---
------------------------------------        ------------------------------------

---------- ---------------------------------------------------------------------
    1      NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           PAR SF, LLC

---------- ---------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) [ ]
                                                                        (b) [X]

---------- ---------------------------------------------------------------------
    3      SEC USE ONLY


---------- ---------------------------------------------------------------------
    4      SOURCE OF FUNDS*

           AF
---------- ---------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED         [ ]
           PURSUANT TO ITEMS 2(d) or 2(e)

---------- ---------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
---------------------------- -------- ------------------------------------------
                                7     SOLE VOTING POWER
                                                        -0-
         NUMBER OF
                             -------- ------------------------------------------
          SHARES                8     SHARED VOTING POWER
       BENEFICIALLY                                     260,001
         OWNED BY
                             -------- ------------------------------------------
           EACH                 9     SOLE DISPOSITIVE POWER
         REPORTING                                      -0-
          PERSON
                             -------- ------------------------------------------
           WITH                10     SHARED DISPOSITIVE POWER
                                                        260,001

---------- ---------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                      260,001

---------- ---------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN   [X]
           SHARES*

---------- ---------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                      14.2%

---------- ---------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON *
                                      OO

---------- ---------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.








                                  SCHEDULE 13D


------------------------------------        ------------------------------------
CUSIP NO.     674617105                     PAGE  10  OF   81  PAGES
          -----------------                      ----     ----
------------------------------------        ------------------------------------

---------- ---------------------------------------------------------------------
    1      NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Vincent Worms

---------- ---------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) [ ]
                                                                        (b) [X]

---------- ---------------------------------------------------------------------
    3      SEC USE ONLY


---------- ---------------------------------------------------------------------
    4      SOURCE OF FUNDS*

           AF
---------- ---------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED         [ ]
           PURSUANT TO ITEMS 2(d) or 2(e)

---------- ---------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           France
---------------------------- -------- ------------------------------------------
                                7     SOLE VOTING POWER
                                                        -0-
         NUMBER OF
                             -------- ------------------------------------------
          SHARES                8     SHARED VOTING POWER
       BENEFICIALLY                                     276,668
         OWNED BY
                             -------- ------------------------------------------
           EACH                 9     SOLE DISPOSITIVE POWER
         REPORTING                                      -0-
          PERSON
                             -------- ------------------------------------------
           WITH                10     SHARED DISPOSITIVE POWER
                                                        276,668

---------- ---------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                      276,668

---------- ---------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN   [X]
           SHARES*

---------- ---------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                      15.0%

---------- ---------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON *
                                      IN

---------- ---------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.








                                  SCHEDULE 13D


------------------------------------        ------------------------------------
CUSIP NO.     674617105                     PAGE  11  OF   81 PAGES
          -----------------                      ----     ----
------------------------------------        ------------------------------------

---------- ---------------------------------------------------------------------
    1      NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Thomas McKinley

---------- ---------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) [ ]
                                                                        (b) [X]

---------- ---------------------------------------------------------------------
    3      SEC USE ONLY


---------- ---------------------------------------------------------------------
    4      SOURCE OF FUNDS*

           AF
---------- ---------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED         [ ]
           PURSUANT TO ITEMS 2(d) or 2(e)

---------- ---------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           USA
---------------------------- -------- ------------------------------------------
                                7     SOLE VOTING POWER
                                                        -0-
         NUMBER OF
                             -------- ------------------------------------------
          SHARES                8     SHARED VOTING POWER
       BENEFICIALLY                                     276,668
         OWNED BY
                             -------- ------------------------------------------
           EACH                 9     SOLE DISPOSITIVE POWER
         REPORTING                                      -0-
          PERSON
                             -------- ------------------------------------------
           WITH                10     SHARED DISPOSITIVE POWER
                                                        276,668

---------- ---------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                      276,668

---------- ---------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN   [ ]
           SHARES*

---------- ---------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                      15.0%

---------- ---------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON *
                                      IN

---------- ---------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.








                                  SCHEDULE 13D


------------------------------------        ------------------------------------
CUSIP NO.     674617105                     PAGE  12  OF  81  PAGES
          -----------------                      ----    ----
------------------------------------        ------------------------------------

---------- ---------------------------------------------------------------------
    1      NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Roland Van der Meer

---------- ---------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) [ ]
                                                                        (b) [X]

---------- ---------------------------------------------------------------------
    3      SEC USE ONLY


---------- ---------------------------------------------------------------------
    4      SOURCE OF FUNDS*

           AF
---------- ---------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED         [ ]
           PURSUANT TO ITEMS 2(d) or 2(e)

---------- ---------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           USA
---------------------------- -------- ------------------------------------------
                                7     SOLE VOTING POWER
                                                        -0-
         NUMBER OF
                             -------- ------------------------------------------
          SHARES                8     SHARED VOTING POWER
       BENEFICIALLY                                     260,001
         OWNED BY
                             -------- ------------------------------------------
           EACH                 9     SOLE DISPOSITIVE POWER
         REPORTING                                      -0-
          PERSON
                             -------- ------------------------------------------
           WITH                10     SHARED DISPOSITIVE POWER
                                                        260,001

---------- ---------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                      260,001

---------- ---------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN   [X]
           SHARES*

---------- ---------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                      9.9%

---------- ---------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON *
                                      IN

---------- ---------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.













ITEM 1.     SECURITY AND ISSUER:

         This statement relates to the Common Stock, $.001 par value per share (the "Shares"), of Occupational Health + Rehabilitation Inc, a Delaware corporation (the "Issuer"). The address of the Issuer's principal executive offices is 175 Derby Street, Suite 36, Hingham, MA 02043-5048.

ITEM 2.     IDENTITY AND BACKGROUND:

         This statement is being filed by (i) Axa U. S. Growth Fund, LLC, (ii) PAX V, LLC, the investment managing member of Axa U.S. Growth Fund, LLC, (iii) U.S. Growth Fund Partners C.V., (iv) PAR V V.O.F., the investment managing member of U.S. Growth Partners C.V., (v) Double Black Diamond II, LLC, (vi) Almanori Limited, (vii) Randy Scherago, the sole non-managing member of PAX V, LLC and PAR V V.O.F., (viii) PAR SF, LLC, the sole managing member of PAX V, LLC and PAR V V.O.F., (ix) Vincent Worms, a managing member of PAR SF, LLC and Double Black Diamond II, LLC, (x) Thomas McKinley, a managing member of PAR SF, LLC and Double Black Diamond II, LLC, and (ix) Roland Van der Meer, a non-managing member of PAR SF, LLC. Axa U.S. Growth Fund, LLC, PAX V, LLC, U.S. Growth Fund Partners, C.V., PAR V V.O.F., Double Black Diamond, II, LLC, Almanori Limited, Randy Scherago, PAR SF, LLC, Vincent Worms, Thomas McKinley and Roland Van der Meer are sometimes referred to collectively herein as the "Reporting Persons."

         The address of the principal business and principal office of Axa U.S. Growth Fund, LLC, PAX V, LLC, and Double Black Diamond II, LLC is Ugland House, South Church Street, Grand Cayman, Cayman Islands, British West Indies. The address of the principal business and principal office of U.S. Growth Fund
Partners, C.V. and PAR V V.O.F. is Pietermaai 15, Willemstad, Curacao, Netherlands Antilles. The address of the principal business and principal office of PAR SF, LLC is c/o Corporation Trust Center, 1209 Orange Street, Wilmington, Delaware 19081. The address of the principal business and principal office of Almanori Limited is P.O. Box 711, Road Town, Tortola, British Virgin Islands. The business address of Randy Scherago, Vincent Worms, Thomas McKinley and Roland Van der Meer is 50 California Street, Suite 3200, San Francisco, California 94111.

         The jurisdiction of organization for Axa U.S. Growth Fund, LLC, PAX V, LLC and Double Black Diamond II, LLC is Cayman Islands. The jurisdiction of organization of U.S. Growth Fund Partners, C.V. and PAR V V.O.F. is Netherlands Antilles. The jurisdiction of organization of PAR SF, LLC is Delaware. The jurisdiction of organization of Almanori Limited is the British Virgin Islands. Randy Scherago, Thomas McKinley and Roland Van der Meer are citizens of the United States of America. Vincent Worms is a citizen of France and a resident of the United States of America.

         The principal business of Axa U.S. Growth Fund, LLC, U.S. Growth Fund, C.V., Double Black Diamond, LLC and Almanori Limited is to make public and private equity investments. The principal business of PAX V, LLC is to act as the investment managing member of Axa U.S. Growth Fund, LLC. The principal business of PAR V V.O.F. is to act as the investment general partner for U.S. Growth Fund Partners, C.V. The principal occupation of Randy Scherago is to manage the activities of public equity investment funds. The principal business of PAR SF, LLC is to act as the managing member of PAX V, LLC and the general partner of PAR V V.O.F. and to manage the activities of other private equity investment funds. The principal occupation of Vincent Worms is to act as a managing member of PAR SF, LLC and Double Black Diamond II, LLC and to manage the activities of other private equity investment funds. The principal occupation of Thomas McKinley is to act as a managing member of PAR SF, LLC and Double Black Diamond II, LLC and to manage the activities of other private equity investment funds. The principal occupation of Roland Van der Meer is to manage the activites of private equity investment funds.











         During the five years prior to the date hereof, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding ending in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding a violation with respect to such laws.

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION:

         On November 6, 1996, Axa U. S. Growth Fund, LLC acquired 86,667 shares of Series A Convertible Preferred Stock of the Issuer for a total purchase price of $520,002. The preferred stock acquired by Axa U. S. Growth Fund, LLC is currently convertible into 86,667 shares of the Issuer's Common Stock. The working capital of Axa U.S. Growth Fund, LLC was the source of funds for this purchase. No part of the purchase price was or will be represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the securities.

         On November 6, 1996, U.S. Growth Fund Partners C.V. acquired 173,334 shares of Series A Convertible Preferred Stock of the Issuer for a total purchase price of $1,040,004. The preferred stock acquired by U.S. Growth Fund Partners C.V. is currently convertible into 173,334 shares of the Issuer's Common Stock. The working capital of U.S. Growth Fund Partners C.V. was the source of funds for this purchase. No part of the purchase price was or will be represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the securities.

         On November 6, 1996, Double Black Diamond II, LLC acquired 16,667 shares of Series A Convertible Preferred Stock of the Issuer for a total purchase price of $100,002. The preferred stock acquired by Double Black Diamond II, LLC is currently convertible into 16,667 shares of the Issuer's Common Stock. The working capital of Double Black Diamond II, LLC was the source of funds for this purchase. No part of the purchase price was or will be represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the securities.

         On November 6, 1996, Almanori Limited acquired 6,665 shares of Series A Convertible Preferred Stock of the Issuer for a total purchase price of $39,990. The preferred stock acquired by Almanori Limited is currently convertible into 6,665 shares of the Issuer's Common Stock. The working capital of Almanori Limited was the source of funds for this purchase. No part of the purchase price was or will be represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the securities.

ITEM 4.     PURPOSE OF TRANSACTION:

         Axa U.S. Growth Fund, LLC, U.S. Growth Fund Partners, C.V., Double Black Diamond II, LLC and Almanori Limited acquired the Issuer's securities for investment purposes. Depending on market conditions, their continuing evaluation of the business and prospects of the Issuer and other factors, Axa U.S. Growth Fund, LLC, U.S. Growth Fund Partners, C.V., Double Black Diamond II, LLC and Almanori Limited may dispose of or acquire additional securities of the Issuer. Except as stated below, none of the Reporting Persons has any present plans which relate to or would result in:

         (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;











         (b)   An  extraordinary  corporate  transaction,   such  as  a  merger,
               reorganization or liquidation, involving the Issuer or any of its subsidiaries;

         (c) A sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries;

         (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

         (e) Any material change in the present capitalization or dividend policy of the Issuer;

         (f) Any other material change in the Issuer's business or corporate structure;

         (g)   Changes  in  the   Issuer's   charter,   bylaws  or   instruments
               corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

         (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

         (j)   Any action similar to any of those enumerated above.

         Exception. Pursuant to the terms of the Stockholders' Agreement of the Issuer, dated as of November 6, 1996 (the "Stockholders' Agreement") (attached hereto as Exhibit 2), each of the parties thereto has agreed to vote all of its shares of Series A Preferred Stock and Common Stock in the Issuer to elect certain persons to the Board of Directors of the Issuer.

         Exception. Pursuant to the terms of the Series A Convertible Preferred Stock Purchase Agreement, dated November 6, 1996 (the "Purchase Agreement") (attached hereto as Exhibit 3), the Issuer may, with the written consent of a majority in interests of the Purchasers thereunder, upon no less than ten days notice given prior to May 6, 1997, offer to the Purchasers the option to purchase, and each Purchaser may, at its option, so purchase certain Additional Preferred Shares as indicated in Schedule I attached to the Purchase Agreement. None of the Reporting Persons has purchased any additional shares of the Issuer's Preferred Stock or Common Stock as of the date hereof. Also pursuant to the Purchase Agreement, the Purchasers have a right of first refusal on certain new issuances of securities by the Issuer.

         Exception. Pursuant to the terms of the Registration Rights Agreement of the Issuer, dated as of November 6, 1996 (the "Registration Rights Agreement") (attached hereto as Exhibit 4), the Investors thereunder, including Axa U.S. Growth Fund, LLC, U.S. Growth Fund Partners, C.V., Double Black Diamond II, LLC and Almanori Limited, have a right to register and sell shares of Common Stock of the Issuer issued upon conversion of the Series A Convertible Preferred Stock of the Issuer, which such shares to be sold may account for not less than 25% of the first underwritten public offering of the Issuer following the date of execution of the Registration Rights Agreement.










ITEM 5.     INTEREST IN THE SECURITIES OF THE ISSUER:

         (a) Axa U.S. Growth Fund, LLC is the record owner of 86,667 shares of Series A Convertible Preferred Stock of the Issuer (the "Axa Preferred Stock"). The Axa Preferred Stock is currently convertible into 86,667 shares of the Issuer's Common Stock (the "Axa Conversion Shares"). U.S. Growth Fund Partners, C.V. is the record owner of 173,334 shares of Series A Convertible Preferred Stock of the Issuer (the "GFP Preferred Stock"). The GFP Preferred Stock is currently convertible into 173,334 shares of the Issuer's Common Stock (the "GFP Conversion Shares"). Double Black Diamond II, LLC is the record owner of 16,667 shares of Series A Convertible Preferred Stock (the "DBD Preferred Stock"). The DBD Preferred Stock is currently convertible into 16,667 shares of the Issuer's Common Stock (the "DBD Conversion Shares"). Almanori Limited is the record owner of 6,665 shares of Series A Convertible Preferred Stock of the Issuer (the "Almanori Preferred Stock"). The Almanori Preferred Stock is currently convertible into 6,665 shares of the Issuer's Common Stock (the "Almanori Conversion Shares"). As the investment managing member of Axa U.S. Growth Fund, LLC, PAX V, LLC may be deemed to beneficially own the Axa Conversion Shares. As the investment general partner of U.S. Growth Fund Partners, C.V., PAR V V.O.F. may be deemed to beneficially own the GFP Conversion Shares. As a non-managing member of PAX V, LLC and a general partner of PAR V V.O.F., Randy Scherago may be deemed to beneficially own the Axa Conversion Shares and the GFP Conversion Shares. As a managing member of PAX V, LLC and PAR V V.O.F., PAR SF, LLC may be deemed to beneficially own the Axa Conversion Shares and the GFP Conversion Shares. As a managing member of PAR SF, LLC and Double Black Diamond II, LLC, Vincent Worms may be deemed to beneficially own the Axa Conversion Shares, the GFP Conversion Shares and the DBD Conversion Shares. As a managing member of PAR SF, LLC and Double Black Diamond II, LLC, Thomas McKinley may be deemed to beneficially own the Axa Conversion Shares, the GFP Conversion Shares and the DBD Conversion Shares. As a non-managing member of PAR SF, LLC, Roland Van der Meer may be deemed to beneficially own the Axa Conversion Shares and the GFP Conversion Shares.

         By virtue of the Stockholders' Agreement each of the Reporting Persons may be deemed to share voting power with respect to each share of the Issuer's stock subject to such agreement. Consequently, the Reporting Persons may be deemed to beneficially own, in addition to the Axa Conversion Shares, the GFP Conversion Shares, the DBD Conversion Shares and the Almanori Conversion Shares, an additional 2,017,261 shares of the Issuer's Common Stock (the "Agreement Shares").

         Each of the Reporting Persons disclaims beneficial ownership of all of the Agreement Shares. Each of PAX V, LLC, Randy Scherago, PAR SF, LLC, Vincent Worms, Thomas McKinley and Roland Van der Meer disclaims beneficial ownership of the Axa Conversion Shares, except to the extent of their respective proportionate pecuniary interests therein. Each of PAR V V.O.F., Randy Scherago, PAR SF, LLC, Vincent Worms, Thomas McKinley and Roland Van der Meer disclaims beneficial ownership of the GFP Conversion Shares, except to the extent of their respective proportionate pecuniary interests therein. Each of Vincent Worms and Thomas McKinley disclaims beneficial ownership of the DBD Conversion Shares, except to the extent of their respective proportionate pecuniary interests therein.

         Axa U.S. Growth Fund, LLC and PAX V, LLC may each be deemed to beneficially own 5.2% of the Issuer's Common Stock. U.S. Growth Fund Partners, C.V., PAR V. V.O.F. and Roland Van der Meer may each be deemed to beneficially own 9.9% of the Issuer's Common Stock. Double Black Diamond II, LLC may be deemed to beneficially own 1.0% of the Issuer's Common Stock. Almanori Limited may be deemed to beneficially own 0.4% of the Issuer's Common Stock. Randy Scherago and PAR SF, LLC may each be deemed to beneficially own 14.2% of the Issuer's Common Stock. Vincent Worms and Thomas McKinley may each be deemed to beneficially own 15.0% of the Issuer's Common Stock. The foregoing percentages are calculated based upon (i) 1,571,979 shares of Common Stock reported outstanding by the Issuer on March 4, 1997, and (ii) the number of shares of Common Stock issuable upon conversion of the Axa Preferred Stock, the GFP Preferred Stock, the DBD Preferred Stock and the Almanori Preferred Stock, as applicable. The calculation of beneficial ownership percentage does not reflect potential deemed beneficial ownership of the Agreement Shares.

         (b)      Number of Shares as to which each such person has

                  (i)      Sole power to vote or direct the vote:

                           0 shares for each Reporting Person;

                  (ii)     Shared power to vote or direct the vote:

                           *Axa U.S.  Growth Fund,  LLC,  86,667 shares;  PAX V,
LLC, 86,667 shares; U.S. Growth Fund Partners, C.V., 173,334 share; PAR V V.O.F., 173,334 shares; Double Black Diamond II, LLC, 16,667 shares; Almanori Limited, 6,665 shares; Randy Scherago, 260,001 shares; PAR SF, LLC, 260,001 shares; Vincent Worms, 276,668 shares; Thomas McKinley, 276,668 shares; and Roland Van der Meer, 260,001 shares;

                  (iii)    Sole power to dispose or to direct the disposition:

                           0 shares for each Reporting Person;

                  (iv)     Shared power to dispose or to direct the disposition:

                           *Axa U.S.  Growth Fund,  LLC,  86,667 shares;  PAX V,
LLC, 86,667 shares; U.S. Growth Fund Partners, C.V., 173,334 share; PAR V V.O.F., 173,334 shares; Double Black Diamond II, LLC, 16,667 shares; Almanori Limited, 6,665 shares; Randy Scherago, 260,001 shares; PAR SF, LLC, 260,001 shares; Vincent Worms, 276,668 shares; Thomas McKinley, 276,668 shares; and Roland Van der Meer, 260,001 shares;

         * Does not reflect potential deemed beneficial ownership of the Agreement Shares.

         (c) Except as set forth above, none of the Reporting Persons has effected any transaction in the Shares during the last 60 days.

         (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the Shares beneficially owned by any of the Reporting Persons.

         (e)      Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER:

         Pursuant to the terms of the Purchase Agreement (attached hereto as Exhibit 3), the Issuer may, with the written consent of a majority in interests of the Purchasers thereunder, upon no less than ten days notice given prior to May 6, 1997, offer to the Purchasers the option to purchase, and each Purchaser may, a its option, so purchase certain Additional Preferred Shares as indicated in Schedule I attached to the Purchase Agreement. None of the Reporting Persons have purchased any additional shares of the Issuer's Preferred Stock or Common Stock as of the date hereof. Also pursuant to the Purchase Agreement, the Purchasers have a right of first refusal in certain new issuances of securities by the Issuer. The parties to the Purchase Agreement are as follows: the Issuer, Cahill, Warnock Strategic Partners Fund, L.P., Strategic Associates, L.P., Axa U.S. Growth Fund, LLC, U.S. Growth Fund Partners, C.V., Double Black Diamond II, LLC, Almanori Limited, The Venture Capital Fund of New England III, L.P., BancBoston Ventures, Inc., Venrock Associates, Venrock Associates II, L.P. and Asset Management Associates, 1989, L.P.

         Pursuant to the terms of the Registration Rights Agreement (attached hereto as Exhibit 4), the Investors thereunder, including Axa U.S. Growth Fund, LLC, U.S. Growth Fund Partners, C.V., Double Black Diamond II, LLC and Almanori Limited, have a right to register and sell shares of Common Stock of the Issuer issued upon conversion of the Series A Convertible Preferred Stock of the Issuer, which such shares to be sold may account for not less than 25% of the first underwritten public offering of the Issuer following the date of execution of the Registration Rights Agreement. The parties to the Registration Rights Agreement are as follows: the Issuer, Cahill, Warnock Strategic Partners Fund, L.P., Strategic Associates, L.P., Axa U.S. Growth Fund, LLC, U.S. Growth Fund Partners, C.V., Double Black Diamond II, LLC, Almanori Limited, The Venture Capital Fund of New England III, L.P., BancBoston Ventures, Inc., Venrock Associates, Venrock Associates II, L.P. and Asset Management Associates, 1989, L.P.

         Pursuant to the terms of the Stockholders' Agreement (attached hereto as Exhibit 2), each of the parties thereto has agreed to vote all of its shares of Series A Preferred Stock and Common Stock in the Issuer to elect certain persons to the Board of Directors of the Issuer. The parties to the Stockholders' Agreement are as follows: the Issuer, Cahill, Warnock Strategic Partners Fund, L.P., Strategic Associates, L.P., Axa U.S. Growth Fund, LLC, U.S. Growth Fund Partners, C.V., Double Black Diamond II, LLC, Almanori Limited, The Venture Capital Fund of New England III, L.P., BancBoston Ventures, Inc., Venrock Associates, Venrock Associates II, L.P., Lynne M. Rosen, John Garbarino, Prince Venture Partners III Limited Partnership and Asset Management Associates, 1989, L.P.

ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS:

         Exhibit 1 - Agreement regarding filing of joint Schedule 13D

         Exhibit 2 - Stockholders' Agreement dated November 6, 1996

         Exhibit 3 - Series A Convertible Preferred Stock Purchase Agreement
                      dated November 6, 1996

         Exhibit 4 - Registration Rights Agreement dated November 6, 1996









                                  SCHEDULE 13D


Signature

         After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.


Dated:  June 17, 1997           AXA U.S. GROWTH FUND, LLC

                                By:  PAX V, LLC, its investment managing
                                        member

                                By:  PAR SF, LLC, its managing member

                                       /s/ Thomas G. McKinley
                                -------------------------------------
                                By:  Thomas McKinley, a managing member


                                PAX V, LLC

                                By:  PAR SF, LLC, its managing member

                                       /s/ Thomas G. McKinley
                                -------------------------------------
                                By:  Thomas McKinley, a managing member


                                U.S. GROWTH FUND PARTNERS, C.V.

                                By:  PAR V  V.O.F., its investment general
                                        partner

                                By:  PAR SF, LLC, its general partner

                                       /s/ Thomas G. McKinley
                                -------------------------------------
                                By:  Thomas McKinley, a managing member


                                PAR V  V.O.F.

                                By:  PAR SF, LLC, its general partner

                                       /s/ Thomas G. McKinley
                                ------------------------------------
                                By:  Thomas McKinley, a managing member










                                DOUBLE BLACK DIAMOND II, LLC

                                       /s/ Thomas G. McKinley
                                ------------------------------------
                                By:  Thomas McKinley, a managing member


                                ALMANORI LIMITED

                                       /s/ Thomas G. McKinley
                                ------------------------------------
                                By:  Thomas McKinley, Attorney-in-Fact


                                PAR SF, LLC

                                       /s/ Thomas G. McKinley
                                ------------------------------------
                                By:  Thomas McKinley, a managing member


                                /s/ Vincent Worms
                                ------------------------------------
                                Vincent Worms


                                /s/ Thomas G. McKinley
                                ------------------------------------
                                Thomas McKinley


                                /s/ Roland Van der Meer
                                ------------------------------------
                                Roland Van der Meer


                                /s/ Randy Scherago
                                ------------------------------------
                                Randy Scherago